CUSIP No. 0005840501                                     Page 1 of 46 Pages

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                           ________________________


                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 1)


                            MedCath Incorporated
        ____________________________________________________________
                              (Name of Issuer)



                        Common Stock, $.01 par value
        ____________________________________________________________

                       (Title of Class of Securities)



                                 0005840501
        ____________________________________________________________
                               (CUSIP Number)


    Paul B. Queally                   Karen C. Wiedemann, Esq.
    Welsh, Carson, Anderson           Reboul, MacMurray, Hewitt,
      & Stowe                           Maynard & Kristol
    320 Park Avenue                   45 Rockefeller Plaza
    New York, NY  10022               New York, NY  10111
    Tel. (212) 893-9500               Tel. (212) 841-5700
        ____________________________________________________________
         (Persons Authorized to Receive Notices and Communications)


                              March 12, 1998
        ____________________________________________________________
        (Date of Event Which Requires Filing of This Statement)
CUSIP No. 0005840501                                     Page 2 of 46 Pages

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ].

CUSIP No. 0005840501                                     Page 3 of 46 Pages


_________________________________________________________________
1)   Name of Reporting Person                Welsh, Carson,
     S.S. or I.R.S. Identification           Anderson & Stowe
     No. of Above Person                     V, L.P.

_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds                        Not Applicable

_________________________________________________________________
5)   Check if Disclosure of                 Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)

_________________________________________________________________
6)   Citizenship or Place                   Delaware
     of Organization

_________________________________________________________________
Number of               7)   Sole Voting    884,829 shares of
Shares Beneficially          Power          Common Stock, $.01
Owned by Each                               par value ("Common
Reporting Person                            Stock")
With:
                        _________________________________________
                        8)   Shared Voting
                             Power                -0-

                        ________________________________________
                        9)   Sole Disposi-  884,829 shares of
                             tive Power     Common Stock

                        ________________________________________
                        10)  Shared Dis-
                             positive Power       -0-

     ________________________________________

11)   Aggregate Amount Beneficially         884,829 shares of
      Owned by Each Reporting Person        Common Stock

CUSIP No. 0005840501                                     Page 4 of 46 Pages


_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

_________________________________________________________________
13)  Percent of Class
     Represented by                           7.6%
     Amount in Row (11)

_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 0005840501                                     Page 5 of 46 Pages


_________________________________________________________________
1)   Name of Reporting Person                WCAS V Partners
     S.S. or I.R.S. Identification
     No. of Above Person

_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds                         Not Applicable

_________________________________________________________________
5)   Check if Disclosure of                  Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)

_________________________________________________________________
6)   Citizenship or Place                    New Jersey
     of Organization

_________________________________________________________________
Number of                7)   Sole Voting    884,829 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person
With:
                         ________________________________________
                         8)   Shared Voting
                              Power                -0-
                         ________________________________________
               9)   Sole Disposi-  884,829 shares of
                              tive Power     Common Stock
                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________

11)   Aggregate Amount Beneficially          884,829 shares of
      Owned by Each Reporting Person         Common Stock
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)

CUSIP No. 0005840501                                     Page 6 of 46 Pages

     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                           7.6%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 0005840501                                     Page 7 of 46 Pages

_________________________________________________________________
1)   Name of Reporting Person                Welsh, Carson,
     S.S. or I.R.S. Identification            Anderson &
     No. of Above Person                      Stowe VII, L.P.
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                         Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                  Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                    Delaware
     of Organization
_________________________________________________________________
Number of                7)   Sole Voting         -0-
Shares Beneficially           Power
Owned by Each
Reporting Person
With:
               ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
                              tive Power
                         ________________________________________
                         10)  Shared Dis-
                              positive Power      -0-
                         ________________________________________

11)   Aggregate Amount Beneficially               -0-
      Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 0005840501                                     Page 8 of 46 Pages

_________________________________________________________________
1)   Name of Reporting Person             WCAS VII Partners, L.P.
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                         Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                  Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                    Delaware
     of Organization
_________________________________________________________________
Number of                7)   Sole Voting         -0-
Shares Beneficially           Power
Owned by Each
Reporting Person
With:
               ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
                              tive Power
                         ________________________________________
                         10)  Shared Dis-
                              positive Power      -0-
                         ________________________________________

11)   Aggregate Amount Beneficially               -0-
      Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 0005840501                                     Page 9 of 46 Pages

_________________________________________________________________
1)   Name of Reporting Person                WCAS Capital
     S.S. or I.R.S. Identification            Partners II, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                         Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                  Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                    Delaware
     of Organization
_________________________________________________________________
Number of Shares         7)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
                    tive Power

                         ________________________________________
                         10)  Shared Dis-
                              positive Power      -0-
                         ________________________________________

11)  Aggregate Amount Beneficially                -0-
     Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN
CUSIP No. 0005840501                                    Page 10 of 46 Pages
_________________________________________________________________
1)   Name of Reporting Person                WCAS CP II
     S.S. or I.R.S. Identification           Partners
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                         Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                  Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                    New Jersey
     of Organization
_________________________________________________________________
Number of Shares         7)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
                         tive Power

                         ________________________________________
                         10)  Shared Dis-
                         positive Power      -0-
                         ________________________________________

11)  Aggregate Amount Beneficially                -0-
     Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN
CUSIP No. 0005840501                                    Page 11 of 46 Pages

_________________________________________________________________
1)   Name of Reporting Person                WCAS Healthcare
     S.S. or I.R.S. Identification            Partners, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                         Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                  Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                    Delaware
     of Organization
_________________________________________________________________
Number of Shares         7)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:
                    ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
               tive Power
                         ________________________________________
                         10)  Shared Dis-
                              positive Power      -0-
                         ________________________________________

11)  Aggregate Amount Beneficially                -0-
     Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN
CUSIP No. 0005840501                                    Page 12 of 46 Pages

_________________________________________________________________
1)   Name of Reporting Person                WCAS HP Partners
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                         Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                  Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                    Delaware
     of Organization
_________________________________________________________________
Number of Shares         7)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:
                    ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
                    tive Power
                         ________________________________________
                         10)  Shared Dis-
                              positive Power      -0-
                         ________________________________________

 11)  Aggregate Amount Beneficially           -0-
     Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 0005840501                                    Page 13 of 46 Pages

_________________________________________________________________
1)   Name of Reporting Person                KKR 1996 Fund L.P.
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                         Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                  Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                    Delaware
     of Organization
_________________________________________________________________
Number of Shares         7)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:
                    ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
               tive Power
                         ________________________________________
                         10)  Shared Dis-
                              positive Power      -0-
                         ________________________________________

11)  Aggregate Amount Beneficially                -0-
     Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                       PN

CUSIP No. 0005840501                                    Page 14 of 46 Pages

_________________________________________________________________
1)   Name of Reporting Person                KKR Associates
     S.S. or I.R.S. Identification           1996 L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                         Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                  Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                    Delaware
     of Organization
_________________________________________________________________
Number of Shares         7)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:
                    ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
                    tive Power
                         ________________________________________
                         10)  Shared Dis-
                              positive Power      -0-
                         ________________________________________

11)  Aggregate Amount Beneficially                -0-
     Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                       PN

CUSIP No. 0005840501                                    Page 15 of 46 Pages

_________________________________________________________________
1)   Name of Reporting Person                KKR 1996 GP LLC
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                         Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                  Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                    Delaware
     of Organization
_________________________________________________________________
Number of Shares         7)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:
                    ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-       -0-
                    tive Power
                         ________________________________________
                         10)  Shared Dis-
                              positive Power      -0-
                         ________________________________________

11)  Aggregate Amount Beneficially                -0-
     Owned by Each Reporting Person
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                     OO
CUSIP No. 0005840501                                    Page 16 of 46 Pages

_________________________________________________________________
1)   Name of Reporting Person                Stephen R. Puckett
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                         Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                  Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                    U.S. Citizen
     of Organization
_________________________________________________________________
Number of                7)   Sole Voting    1,251,353 shares of
Shares Beneficially           Power          Common Stock
Owned by Each                                (including 59,301
Reporting Person                             shares and 26,402
With:                         shares issuable
     upon exercise of
                              options currently
     exercisable or
     exercisable within
     60 days,
     respectively)
     ________________________________________
                         8)   Shared Voting
                              Power               -0-
     ________________________________________
                         9)   Sole Disposi-  1,251,353 shares of
                              tive Power     Common Stock
          (including 59,301
     shares and 26,402
     shares issuable
     upon exercise of
     options currently
     exercisable or
     exercisable within
     60 days,
     respectively)

CUSIP No. 0005840501                                    Page 17 of 46 Pages

                         ________________________________________
                         10)  Shared Dis-
                              positive Power      -0-
                         ________________________________________

11)   Aggregate Amount Beneficially          1,251,353 shares of
      Owned by Each Reporting Person         Common Stock
     (including 59,301
     shares and 26,402
     shares issuable
     upon exercise of
     options currently
     exercisable or
     exercisable within
     60 days,
     respectively)
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                          10.7%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  IN
_________________________________________________________________

CUSIP No. 0005840501                                    Page 18 of 46 Pages

_________________________________________________________________
1)   Name of Reporting Person                David Crane
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                         Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                  Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                    U.S. Citizen
     of Organization
_________________________________________________________________
Number of                7)   Sole Voting    250,517 shares of
Shares Beneficially           Power          Common Stock
Owned by Each                                (including 130,105
Reporting Person                             shares and 18,295
With:                         shares issuable
     upon exercise of
                              options currently
     exercisable or
     exercisable within
     60 days,
     respectively)
     ________________________________________
                         8)   Shared Voting
                              Power                -0-
                         ________________________________________
                     9)   Sole Disposi-250,517 shares of
                               tive PowerCommon Stock
     (including 130,105
     shares and 18,295
     shares issuable
     upon exercise of
     options currently
     exercisable or
     exercisable within
     60 days,
     respectively)
CUSIP No. 0005840501                                    Page 19 of 46 Pages

                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________

11)   Aggregate Amount Beneficially          250,517 shares of
      Owned by Each Reporting Person         Common Stock
     (including 130,105
     shares and 18,295
     shares issuable
     upon exercise of
     options currently
     exercisable or
     exercisable within
     60 days,
     respectively)
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                          2.1%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  IN
_________________________________________________________________

CUSIP No. 0005840501                                    Page 20 of 46 Pages

_________________________________________________________________
1)   Name of Reporting Person                Charles W. Johnson
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                         Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                  Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                    U.S. Citizen
     of Organization
_________________________________________________________________
Number of                7)   Sole Voting    262,458 shares of
Shares Beneficially           Power          Common Stock
Owned by Each                                (including 15,851
Reporting Person                             shares and 9,737
With:                         shares issuable
     upon exercise of
                              options currently
     exercisable or
     exercisable within
     60 days,
     respectively)
     ________________________________________
                         8)   Shared Voting
                              Power                -0-
                         ________________________________________
                    9)   Sole Disposi-  262,458 shares of
                              tive Power     Common Stock
            (including 15,851
     shares and 9,737
     shares issuable
     upon exercise of
     options currently
     exercisable or
     exercisable within
     60 days,
     respectively)
CUSIP No. 0005840501                                    Page 21 of 46 Pages

                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________

11)   Aggregate Amount Beneficially          262,458 shares of
      Owned by Each Reporting Person         Common Stock
     (including 15,851
     shares and 9,737
     shares issuable
     upon exercise of
     options currently
     exercisable or
     exercisable within
     60 days,
     respectively)
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                          2.2%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  IN
 _________________________________________________________________

CUSIP No. 0005840501                                    Page 22 of 46 Pages

_________________________________________________________________
1)   Name of Reporting Person                Richard J. Post
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                         Not Applicable
_________________________________________________________________
5)   Check if Disclosure of                  Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place                    U.S. Citizen
     of Organization
_________________________________________________________________
Number of                7)   Sole Voting    17,085 shares of
Shares Beneficially           Power          Common Stock
Owned by Each                                (including 14,376
Reporting Person                             shares and 2,709
With:                         shares issuable
     upon exercise of
                              options currently
     exercisable or
     exercisable within
     60 days,
     respectively)
     ________________________________________
                         8)   Shared Voting
                              Power                -0-
                         ________________________________________
               9)   Sole Disposi-  17,085 shares of
                              tive Power     Common Stock
          (including 14,376
     shares and 2,709
     shares issuable
     upon exercise of
     options currently
     exercisable or
     exercisable within
     60 days,
     respectively)
CUSIP No. 0005840501                                    Page 23 of 46 Pages

                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________

11)   Aggregate Amount Beneficially          17,085 shares of
      Owned by Each Reporting Person         Common Stock
     (including 14,376
     shares and 2,709
     shares issuable
     upon exercise of
     options currently
     exercisable or
     exercisable within
     60 days,
     respectively)
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                          0.1%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  IN
 _________________________________________________________________

CUSIP No. 0005840501                                    Page 24 of 46 Pages

                            Amendment No. 1 to
                               Schedule 13D
                               ____________

     The items of the statement on Schedule 13D dated March 23, 1998 (the "Statement") relating to Common Stock, $.01 par value (the "Common Stock"), of MedCath Incorporated (the "Issuer") are incorporated herein by reference, except as amended and restated below.

     Item 2 of the Statement is hereby amended and restated as follows:

"Item 2.  Identity and Background.
     _______________________

          (a) Pursuant to Rule 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe V, L.P., a Delaware limited partnership ("WCAS V"), WCAS V Partners, a New Jersey general partnership ("V Partners"), Welsh, Carson, Anderson & Stowe VII, L.P., a Delaware limited partnership ("WCAS VII"), WCAS VII Partners, L.P., a Delaware limited partnership ("VII Partners"), WCAS Capital Partners II, L.P., a Delaware limited partnership ("WCAS CP II"), WCAS CP II Partners, a New Jersey general partnership ("CP II Partners"), WCAS Healthcare Partners, L.P., a Delaware limited partnership ("WCAS HP"), WCAS HP Partners, a Delaware general partnership ("HP Partners"), KKR 1996 Fund L.P., a Delaware limited partnership ("KKR 1996"), KKR Associates 1996 L.P., a Delaware limited partnership ("KKR Associates"), KKR 1996 GP LLC, a Delaware limited liability company ("KKR LLC"), Stephen R. Puckett, David Crane, Charles W. Johnson and Richard J. Post (hereinafter collectively referred to as the "Reporting Persons").

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those reported herein as being owned by him or it.

          WCAS V and V Partners
     _____________________

          (b)-(c) The principal business of WCAS V is that of a private investment partnership. WCAS V's principal business and
CUSIP No. 0005840501                                    Page 25 of 46 Pages

principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS V is WCAS V Partners, a New Jersey general partnership ("V Partners"). The principal business of V Partners is that of acting as the general partner of WCAS V. V Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of V Partners are citizens of the United States, and their respective principal business addresses and principal occupations are set forth below.

          WCAS VII and VII Partners
     _________________________

          (b)-(c) The principal business of WCAS VII is that of a private investment partnership. WCAS VII's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS VII is VII Partners. The principal business of VII Partners is that of acting as the general partner of WCAS VII. VII Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VII Partners are citizens of the United States, and their respective principal business addresses and principal occupations are set forth below.

          WCAS CP II and CP II Partners
     _____________________________

          (b)-(c) The principal business of WCAS CP II is that of a private investment partnership. WCAS CP II's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS CP II is CP II Partners. The principal business of CP II Partners is that of acting as the general partner of WCAS CP II. CP II Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of CP II Partners are citizens of the United States, and their respective principal business addresses and principal occupations are set forth below.

          WCAS HP and HP Partners
     _______________________

          (b)-(c) WCAS HP is a Delaware limited partnership. The principal business of WCAS HP is that of a private investment partnership. WCAS HP's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS HP is HP Partners. The principal business of HP Partners is that of acting as the general partner of WCAS HP. HP Partners' principal business and principal office address
CUSIP No. 0005840501                                    Page 26 of 46 Pages

is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of HP Partners are citizens of the United States, and their respective principal business addresses and principal occupations are set forth below.

General Partners              Address             Occupation
      _________________________________
Patrick J. Welsh         Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners, VII
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners, and
                         New York, NY  10022     HP Partners

Russell L. Carson        Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners, VII
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners, and
                         New York, NY  10022     HP Partners

Bruce K. Anderson        Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners, VII
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners
                         New York, NY  10022

Richard H. Stowe         Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners,
                    320 Park Avenue         Partners, CP II
                         Suite 2500              Partners
                         New York, NY  10022

Charles G. Moore, III    Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners and
                         320 Park Avenue         CP II Partners
                         Suite 2500
                         New York, NY  10022

Andrew M. Paul           Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners, VII
                    320 Park Avenue         Partners, CP II
     Suite 2500              Partners
                         New York, NY  10022

Thomas E. McInerney      Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners, VII
                    320 Park Avenue         Partners, CP II
                         Suite 2500              Partners
                         New York, NY  10022

CUSIP No. 0005840501                                    Page 27 of 46 Pages

Laura VanBuren           Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners, VII
               320 Park Avenue         Partners, CP II
                         Suite 2500              Partners
                         New York, NY  10022

Robert A. Minicucci      Welsh, Carson, Ander-   General Partner,
                         son & Stowe             V Partners, VII
                    320 Park Avenue         Partners, CP II
                         Suite 2500              Partners
                         New York, NY  10022

Anthony J. deNicola      Welsh, Carson, Ander-   General Partner,
                         son & Stowe             VII Partners
               320 Park Avenue         and CP II
                         Suite 2500              Partners
                         New York, NY  10022

Paul B. Queally          Welsh, Carson, Ander-   General Partner,
                         son & Stowe             VII Partners
                    320 Park Avenue
                         Suite 2500
                         New York, NY  10022

     KKR 1996, KKR Associates and KKR LLC
     ____________________________________

     (b)-(c) KKR 1996 is principally engaged in the business of investing in other companies. KKR 1996's principal business and principal office address is 9 West 57th Street, New York, New York 10019. The sole general partner of KKR 1996 is KKR Associates. KKR Associates is principally engaged in the business of investing through partnerships in other companies. KKR Associates' principal business and principal office address is 9 West 57th Street, New York, New York 10019. The sole general partner of KKR Associates is KKR LLC. KKR LLC is principally engaged in the business of investing through partnerships in other companies. KKR LLC's principal business and principal office address is 9 West 57th Street, New York, New York 10019. The managing members of KKR LLC are Messrs. Henry R. Kravis and George R. Roberts. The other members of KKR LLC are Messrs. Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Clifton
S. Robbins, Scott M. Stuart and Edward A. Gilhuly. Each such individual is a citizen of the United States, and the principal occupation of each is as a managing member or member of KKR & Co. L.L.C., which is the general partner of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a private investment firm. The principal business address of each of Messrs. Kravis, Raether, Golkin, Tokarz, Robbins and Stuart is 9 West
CUSIP No. 0005840501                                    Page 28 of 46 Pages

57th Street, New York, New York 10019. The principal business address of each of Messrs. Roberts, MacDonnell, Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

     Stephen R. Puckett
     __________________

     (b)-(c) Stephen R. Puckett is President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer. His business address and the principal business address of the Issuer is 7621 Little Avenue, Suite 106, Charlotte, North Caroline 28226.

     David Crane
     ___________

     (b)-(c) David Crane is Executive Vice President, Chief Operating Officer and Director of the Issuer. His business address and the principal business address of the Issuer is 7621 Little Avenue, Suite 106, Charlotte, North Caroline 28226.

     Charles W. Johnson
     __________________

     (b)-(c)  Charles W. Johnson is Senior Vice President -
Development and Managed Care of the Issuer. His business address and the principal business address of the Issuer is 7621 Little Avenue, Suite 106, Charlotte, North Caroline 28226.

     Richard J. Post
     _______________

     (b)-(c) Richard J. Post is Chief Financial Officer, Secretary and Treasurer of the Issuer. His business address and the principal business address of the Issuer is 7621 Little Avenue, Suite 106, Charlotte, North Caroline 28226.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

CUSIP No. 0005840501                                    Page 29 of 46 Pages

     Item 5 of the Statement is hereby amended and restated as follows:

"Item 5.  Interest in Securities of the Issuer.
     ____________________________________

          The following information is based on a total of 11,669,359 shares of Common Stock outstanding as of February 10, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 1997, which was filed on February 11, 1998:

          (a)

          WCAS V and V Partners
     _____________________

          WCAS VI owns 884,829 shares of Common Stock, or approximately 7.6% of the Common Stock outstanding. V Partners, as the general partner of WCAS V, may be deemed to beneficially own the securities owned by WCAS V.

          WCAS VII and VII Partners
     _________________________

          WCAS VII and VII Partners own no shares of Common Stock.

          WCAS CP II and CP II Partners
     _____________________________

          WCAS CP II and CP II Partners own no shares of Common Stock.

          WCAS HP and HP Partners
     _______________________

          WCAS HP and HP Partners own no shares of Common Stock.

          General Partners of V Partners, VII Partners, CP
     II Partners and HP Partners
     ________________________________________________

          (i) Patrick J. Welsh owns 81,348 shares of Common Stock, or approximately 0.7% of the Common Stock outstanding.

     (ii) Russell L. Carson owns 81,171 shares of Common Stock, or approximately 0.7% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 81,171 shares of Common Stock, or approximately 0.7% of the Common Stock outstanding.

CUSIP No. 0005840501                                    Page 30 of 46 Pages

          (iv) Richard H. Stowe owns 22,317 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (v) Charles G. Moore, III owns 13,459 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Andrew M. Paul beneficially owns an aggregate 23,438 shares of Common Stock (including 1,088 shares held in trust accounts for the benefit of his minor children), or approximately 0.2% of the Common Stock outstanding.

          (vii) Thomas E. McInerney owns 20,275 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (viii) Laura VanBuren owns 1,889 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Robert A. Minicucci owns 8,618 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (x) Anthony J. deNicola owns 1,227 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     KKR 1996, KKR Associates and KKR LLC
     ____________________________________

     KKR 1996, KKR Associates and KKR LLC own no shares of Common
Stock.

     Stephen R. Puckett
     __________________

     Stephen R. Puckett owns 1,251,353 shares of Common Stock
(including 59,301 shares and 26,402 shares issuable upon exercise of options currently exercisable or exercisable within 60 days, respectively), or approximately 10.7% of the Common Stock outstanding.

     David Crane
     ___________

     David Crane owns 250,517 shares of Common Stock (including
130,105 shares and 18,295 shares issuable upon exercise of options currently exercisable or exercisable within 60 days, respectively), or approximately 2.1% of the Common Stock outstanding.

     Charles W. Johnson
     __________________

CUSIP No. 0005840501                                    Page 31 of 46 Pages

     Charles W. Johnson owns 262,458 shares of Common Stock (including 15,851 shares and 9,737 shares issuable upon exercise of options currently exercisable or exercisable within 60 days, respectively), or approximately 2.2% of the Common Stock outstanding.

     Richard J. Post
     _______________

     Richard J. Post owns 17,085 shares of Common Stock (including
14,376 shares and 2,709 shares issuable upon exercise of options currently exercisable or exercisable within 60 days, respectively), or approximately 0.1% of the Common Stock outstanding.


          (b) The general partners of V Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the shares owned by WCAS V. Each of the general partners of V Partners disclaim beneficial ownership of all shares other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a partner of V Partners in the shares owned by WCAS V.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Issuer's securities in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS V.

      (e)Not Applicable."

     Item 6 of the Statement is hereby amended and restated in its entirety as follows:

 "Item 6.Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities
          of the Issuer.
     __________________________________________

          Messrs. Stephen R. Puckett, David Crane, Charles W. Johnson and Richard J. Post (the "Management Investors"), WCAS VII, WCAS CP II, WCAS HP and KKR 1996 have entered into an understanding pursuant to which they have made a joint commitment to fund MedCath Holdings, Inc., a newly-formed Delaware corporation ("Parent"), utilizing, in the case of the Management Investors, up to 50% of their respective holdings of shares of the Issuer. The Issuer has entered into an Agreement and Plan of Merger dated as of March 12, 1998 by and among
CUSIP No. 0005840501                                    Page 32 of 46 Pages

the Issuer, Parent and MCTH Acquisition Inc., a North Carolina Corporation ("Acquiror") (the "Merger Agreement"). The Merger Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. Parent is the sole shareholder of Acquiror. The Merger Agreement provides for, among other things, the merger of Aquiror with and into the Issuer (the "Merger"). Pursuant to the terms of the Merger Agreement, each issued and outstanding share of the Issuer's Common Stock will be cancelled, extinguished and converted automatically into the right to receive $19.00 in cash, payable by Parent or Acquiror to the holder thereof. Upon effectiveness of the Merger the separate corporate existence of Acquiror will cease, and the Issuer is to be its successor and the surviving corporation.

     The Management Investors have entered into a Stockholders
Agreement (the "Stockholders Agreement") dated as of March 12, 1998 among Parent, Acquiror and the Management Investors pursuant to which each of the Management Investors has agreed to vote his shares of the Issuer in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby and, except with the consent of Parent, against (i) certain other transactions, (ii) sales, leases or transfers of a material amount of assets of the Issuer, (iii) changes to the Issuer's Board of Directors, Articles of Incorporation or Bylaws, or (iv) other actions involving the Issuer that have the effect of impeding or delaying the ability of the Issuer to consummate the Merger or the transactions contemplated by the Stockholders Agreement or thibit C, and any description thereof is qualified in its entirety by reference thereto."


     Item 7 of the Statement is hereby amended and restated in its entirety as follows:


"Item 7.  Material to Be Filed as Exhibits.
     ________________________________

     Exhibit A -    Joint Filing Agreement (appears at page 35)

     Exhibit B -    Merger Agreement (previously filed as Exhibit B to
                    the Schedule)

     Exhibit C -    Form of Stockholders Agreement (appears at page
                    37)"

CUSIP No. 0005840501                                    Page 33 of 46 Pages

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                         WELSH, CARSON, ANDERSON & STOWE V, L.P.
                         By:  WCAS V Partners, General Partner

                         By___/s/_Laura_VanBuren_________________
                    General Partner

                         WCAS V PARTNERS

                         By___/s/_Laura_VanBuren_________________
                         General Partner

                         WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                         By:  WCAS VII Partners, L.P., General Partner

                         By___/s/_Laura_VanBuren_________________
                              General Partner

                         WCAS VII PARTNERS, L.P.

                         By___/s/_Laura_VanBuren_________________
                              General Partner

                         WCAS CAPITAL PARTNERS II, L.P.
                         By:  WCAS CP II Partners, General Partner

                         By____/s/_Laura_VanBuren_______________
                         General Partner

                         WCAS CP II PARTNERS

                         By____/s/_Laura_VanBuren_______________
                              General Partner

                         WCAS HEALTHCARE PARTNERS, L.P.
                         By:  WCAS HP Partners, General Partner

                         By_____/s/_Laura_VanBuren______________
     Attorney-in-Fact

                         WCAS HP PARTNERS

                         By_____/s/_Laura_VanBuren______________
     Attorney-in-Fact
CUSIP No. 0005840501                                    Page 34 of 46 Pages

     KKR 1996 FUND L.P.
     By:  KKR Associates 1996 L.P., General Partner
     By:  KKR 1996 GP LLC, General Partner

     By____/s/_Edward_A._Gilhuly___________________
     Member

     KKR Associates 1996 L.P.
     By:  KKR 1996 GP LLC, General Partner

     By___/s/_Edward_A._Gilhuly____________________
     Member

     KKR 1996 GP LLC

     By___/s/_Edward_A._Gilhuly____________________
     Member

     __/s/_Stephen_R._Puckett______________________
     Stephen R. Puckett

     __/s/_David_Crane_____________________________
     David Crane

     __/s/_Charles_W._Johnson______________________
       Charles W. Johnson

     __/s/_Richard_J._Post_________________________
     Richard J. Post

Dated:  April 6, 1998

CUSIP No. 0005840501                                    Page 35 of 46 Pages

     EXHIBIT A
                          JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                         WELSH, CARSON, ANDERSON & STOWE V, L.P.
                         By:  WCAS V Partners, General Partner

                         By___/s/_Laura_VanBuren__________________
     General Partner

                         WCAS V PARTNERS

                         By___/s/_Laura_VanBuren__________________
     General Partner

                         WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                         By:  WCAS VII Partners, L.P., General Partner

                         By___/s/_Laura_VanBuren_________________
                              General Partner

                         WCAS VII PARTNERS, L.P.

                         By___/s/_Laura_VanBuren_________________
                              General Partner

                         WCAS CAPITAL PARTNERS II, L.P.
                         By:  WCAS CP II Partners, General Partner

                         By____/s/_Laura_VanBuren_______________
                              General Partner

                         WCAS CP II PARTNERS

                         By____/s/_Laura_VanBuren_______________
                              General Partner

                         WCAS HEALTHCARE PARTNERS, L.P.
                         By:  WCAS HP Partners, General Partner

                         By_____/s/_Laura_VanBuren______________
     Attorney-in-Fact
                         WCAS HP PARTNERS

                         By_____/s/_Laura_VanBuren______________
     Attorney-in-Fact
CUSIP No. 0005840501                                    Page 36 of 46 Pages

     KKR 1996 FUND L.P.
     By:  KKR Associates 1996 L.P., General Partner
     By:  KKR 1996 GP LLC, General Partner

     By___/s/_Edward_A._Gilhuly____________________
     Member

     KKR Associates 1996 L.P.
     By:  KKR 1996 GP LLC, General Partner

     By___/s/_Edward_A._Gilhuly____________________
     Member

     KKR 1996 GP LLC

     By___/s/_Edward_A._Gilhuly____________________
     Member

     __/s/_Stephen_R._Puckett______________________
     Stephen R. Puckett

     __/s/_David_Crane_____________________________
     David Crane

     __/s/_Charles W. Johnson______________________
     Charles W. Johnson

     __/s/_Richard_J._Post_________________________
     Richard J. Post

Dated:  April 6, 1998

CUSIP No. 0005840501                                    Page 37 of 46 Pages

     EXHIBIT C
                      FORM OF STOCKHOLDERS AGREEMENT

     STOCKHOLDERS AGREEMENT, dated as of March 12, 1998 (this
"Agreement"), among MedCath Holdings, Inc., a Delaware corporation ("Parent"), MCTH Acquisition, Inc., a North Carolina corporation and a wholly owned subsidiary of Parent ("Sub"), and the several stockholders of MedCath Incorporated, a North Carolina corporation ("MedCath"), that are parties hereto (each, a "Stockholder" and, collectively, the "Stockholders").

                                 RECITALS

     Parent, Sub and MedCath propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement as entered into on the date hereof) providing for the merger of Sub with and into MedCath (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement.

     As of the date hereof, each Stockholder is the record and beneficial owner of the number of shares of MedCath Common Stock set forth on the signature page hereof beneath such Stockholder's name (with respect to each Stockholder, such Stockholder's "Existing Shares" and, together with any shares of MedCath Common Stock acquired after the date hereof, whether upon the exercise of warrants, options, conversion of convertible securities or otherwise, such Stockholder's "Shares").

     As an inducement and a condition to entering into the Merger
Agreement, Parent and Sub have required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement.

     The Stockholders, Parent and Sub desire to set forth their agreement with respect to the voting of the Shares in connection with the Merger upon the terms and subject to the conditions set forth herein.

                                 AGREEMENT

     To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

     1. Agreement to Vote. Each Stockholder, severally and not
jointly, hereby agrees that, from and after the date hereof and until this Agreement shall have been terminated in accordance with Section 6, at any meeting of the holders of MedCath Common Stock, however called, or in connection with any written consent of the holders of MedCath Common Stock, such Stockholder shall vote (or cause to be voted) such Stockholder's Shares (i) in favor of adoption and approval of the terms thereof and each of the other actions
CUSIP No. 0005840501                                    Page 38 of 46 Pages

contemplated by the Merger Agreement and the Merger and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and (ii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving MedCath or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of MedCath or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of MedCath or its subsidiaries; (C) (1) any change in a majority of the persons who constitute the Board of Directors of MedCath;
(2) any material amendment of MedCath's Articles of Incorporation or By-laws; or (3) any other action involving MedCath or its subsidiaries which has the effect of impeding, interfering with, delaying, postponing, or impairing (A) the ability of MedCath to consummate the Merger or (B) the transactions contemplated by this Agreement and the Merger Agreement. Such Stockholder shall not enter into any agreement or understanding with any person or entity prior to the termination of this Agreement to vote in any manner inconsistent herewith.

     2. Representations and Warranties of Each Stockholder. Each
Stockholder hereby, severally and not jointly, represents and warrants to Parent and Sub as of the date hereof in respect of itself as follows:

     (a) Authorization; Validity of Agreement; Necessary Action. Such Stockholder has full power and authority to execute and deliver this Agreement, to perform such Stockholder's obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent and Sub, constitutes a valid and binding obligation of such Stockholder, enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     (b) Consents and Approvals; No Violations. Neither the execution, delivery or performance of this Agreement by such Stockholder nor the consummation by it of the transactions contemplated hereby nor compliance by it with any of the provisions hereof will (i) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity (except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings would not materially impair the ability of such Stockholder to consummate the transactions
CUSIP No. 0005840501                                    Page 39 of 46 Pages

     contemplated hereby), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other instrument or obligation to which such Stockholder is a party or by which it or any of its properties or assets may be bound or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its properties or assets, except in the case of clauses (ii) and (iii) for violations, breaches or defaults, or rights of termination, amendment, cancellation or acceleration, which would not materially impair the ability of such Stockholder to consummate the transactions contemplated hereby.

     (c) Shares. Such Stockholder's Existing Shares are, and its
     Shares at the Effective Time will be, owned beneficially and of record by such Stockholder. Such Stockholder's Existing Shares constitute all of the shares of MedCath Common Stock owned of record or beneficially by such Stockholder. All of such Stockholder's Existing Shares are issued and outstanding. Such Stockholder has sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Section 1 hereof, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Stockholder's Existing Shares and will have sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Section 1, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, with respect to all of such Stockholder's Shares on the Closing, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. Such Stockholder has good and valid title to its Existing Shares and at all times during the term hereof and on the Closing Date will have good and valid title to its Shares, free and clear of all liens, claims, security interests or other charges or encumbrances.

     (d) No Finder's Fees. Except as disclosed in the Merger
     Agreement, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

     3. Representations and Warranties of Parent. Parent and Sub hereby represent and warrant to each Stockholder as of the date hereof as follows:

CUSIP No. 0005840501                                    Page 40 of 46 Pages

     (a) Organization. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

     (b) Corporate Authorization; Validity of Agreement; Necessary
     Action. Each of Parent and Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Sub of this Agreement and the consummation by Parent and Sub of the transactions contemplated hereby have been duly and validly authorized by their respective boards of directors, and no other corporate action or proceedings on the part of Parent or Sub are necessary to authorize the execution and delivery by Parent or Sub of this Agreement, and the consummation by Parent or Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Sub, and, assuming this Agreement constitutes a valid and binding obligation of the Stockholders, constitutes valid and binding obligations of Parent and Sub, nforceable against them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     (c) Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the HSR Act, any applicable state takeover laws and applicable state insurance laws and regulations, neither the execution, delivery or performance of this Agreement by Parent or Sub nor the consummation by Parent or Sub of the transactions contemplated hereby nor compliance by Parent or Sub with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws of Parent or any of its Subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any governmental entity, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other instrument or obligation to which Parent or Sub is a party or by which it or any of its properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent, any of its Subsidiaries or any of their properties or assets.

CUSIP No. 0005840501                                    Page 41 of 46 Pages

     4. Further Agreements of Stockholders. (a) Each Stockholder, severally and not jointly, hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with MedCath or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of its Existing Shares, or any Shares acquired after the date hereof, or any interest in any of the foregoing, except to Parent; (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares, or any interest in any of the foregoing, except to Parent or Sub; or (iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing such Stockholder's obbly waives any rights of appraisal or rights to dissent from the Merger that the Stockholder may have.

     (c) Each Stockholder agrees with, and covenants to, Parent that the Stockholder shall not request that MedCath register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder's Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in MedCath Common Stock by reason of any stock dividend or distribution, or any change in MedCath Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged. Each Stockholder shall be entitled to receive any cash dividend paid by MedCath during the term of this Agreement until the Shares are cancelled in the Merger.

     (d) Each Stockholder, severally and not jointly, shall not, nor shall it authorize or permit any investment banker, attorney or other advisor or representative of, such Stockholder to, directly or indirectly, except as expressly permitted pursuant to the Merger Agreement (a) take any action to solicit, initiate or, knowingly encourage any Acquisition Proposal, or (b) participate in any discussions or negotiations with or encourage any effort or attempt by any other person or entity or take any other action to facilitate an Acquisition Proposal. Notwithstanding anything in this Agreement to the contrary, from and after the date hereof, each Stockholder, severally and jointly, shall promptly and within not more than 12 hours advise Parent orally and in writing of the receipt by it (or any of the other entities or person referred to above) of any Acquisition Proposal, or any inquiry which is likely to lead to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or inquiry, and the identity of the person making any such Acquisition Proposal or inquiry. Each Stockholder will keep Parent fully informed of the status and details of any such Acquisition Proposal or inquiry.
CUSIP No. 0005840501                                    Page 42 of 46 Pages

     5. Further Assurances. From time to time prior to the Closing, at any other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may br practicable, the transactions contemplated by this Agreement.

     6. Termination. This Agreement shall terminate, and no party shall have any rights or obligations hereunder and this Agreement shall become null and void and have no further effect upon the earliest of (a) the Effective Time and (b) termination of the Merger Agreement pursuant to
Article 7 thereof. Nothing in this Section 6 shall relieve any party of liability for breach of this Agreement.

     7. Costs and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

     8. Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects only by written agreement of the parties hereto.

     9. Several Obligations. The representations, warranties, covenants, agreements and conditions of this Agreement applicable to the Stockholders are several and not joint.

     10. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

       (a)If to Parent or Sub:

     c/o Kohlberg Kravis Roberts & Co.
     2800 Sand Hill Road, Suite 200
     Menlo Park, California 94025
     Attention: Edward A. Gilhuly
     Facsimile No.: (415) 233-6561

     and

     c/o Welsh, Carson, Anderson & Stowe VII, L.P.
     320 Park Avenue
     Suite 2500
     New York, New York 10022-6815
     Attention: Paul B. Queally
     Facsimile No.:
CUSIP No. 0005840501                                    Page 43 of 46 Pages

     with copies to:

     Simpson Thacher & Bartlett
     425 Lexington Avenue
     New York, New York 10017
     Attention: Gary I. Horowitz
     Facsimile No.: (212) 455-2502

     and

     Reboul, MacMurray, Hewitt, Maynard & Kristol
     45 Rockefeller Plaza
     New York, N.Y. 10111
     Attention: Karen C. Wiedemann
     Facsimile No.: (212) 841-5725

       (b)if to the Stockholders, to:

     c/o MedCath Incorporated
     7621 Little Avenue, Suite 106
     Charlotte, North Carolina 28226
     Attention: Stephen R. Puckett
     Facsimile No.: (704) 541-2615

     with copies to:

     Wilmer, Cutler & Rikering
     2445 M. Street, N.W.
     Washington, D.C. 20037-1420
     Facsimile No.: (202) 663-6363

     11. Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation".

     12. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     13. Entire Agreement; No Third Party Beneficiaries.  This
Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.
CUSIP No. 0005840501                                    Page 44 of 46 Pages

     14. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

     15. Specific Peeement was not performed in accordance with the terms hereof and that the parties shall be entitled to the remedy of specific performance of the terms hereof, in addition to any other remedy at law or equity.

     (b) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     16. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of North Carolina without giving effect to the principles of conflicts of law thereof.

     17. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Parent may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent; provided, however, that no such assignment shall relieve Parent from any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     18. Arbitration. (a) If any dispute, claim or difference arises out of or relates to this Agreement (a "Dispute"), such Dispute shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA") effective as of the commencement of the arbitration (the "Rules"), except as such Rules may be modified as provided herein. The arbitration shall be held in Charlotte, North Carolina, unless the parties mutually agree to have the arbitration held elsewhere, and judgment upon the award made therein may be entered by any court having jurisdiction thereof. The arbitral tribunal shall be
CUSIP No. 0005840501                                    Page 45 of 46 Pages

composed of three arbitrators, who shall be experienced commercial litigators admitted to practice law in the State of New York or the State of North Carolina. Parent, on the other hand, and the Stockholders, on the other hand, shall each appoint one arbitrator. If such parties fail to nominate an arbitrator in accordance with the preceding 6 of the Rules (the "Commencement Notice") has been received by the Respondent (as defined in the Rules) such appointment shall, upon written request by either party to the AAA, be made in accordance with Rule 14 of the Rules. The two arbitrators thus appointed shall attempt to agree upon the third arbitrator to act as chairperson of the arbitration tribunal. If said two arbitrators fail to appoint the chairperson within thirty days from the date of appointment of the second arbitrator, upon written request of either party to the AAA, such appointment shall be made in accordance with Rule 15 of the Rules. The arbitrators shall have no power to waive, alter, amend, revoke or suspend any of the provisions of this Agreement, provided, however, that the arbitrators shall have the power to decide all questions with respect to the interpretation and validity of this Section 18. The arbitration shall be conducted, and the award shall be rendered, in the English language. An arbitrator may not act as an advocate for the party nominating him, and all three arbitrators shall be impartial and unbiased. A majority vote by the three arbitrators shall be required on any decision made by them. The arbitrators shall permit such discovery as they shall determine is appropriate in the circumstances, taking into account the needs of the parties and the desirability of making discovery expeditious and cost-effective. Any such discovery shall be limited to information directly relevant to the controversy or claim in arbitration and shall be concluded within thirty days after the appointment of the arbitration panel. This agreement to arbitrate shall be binding upon the heirs, successors and assigns and any trustee, receiver or executor of any party hereto. Except to the extent required by law or court or administrative order, no party, arbitrator, representative, counsel or witness shall disclose or confirm to any person not present at the arbitration hearings any information about the arbitration proceeding or hearings, including the names of the parties and arbitrators, the nature and amount of the claims, the financial condition of any party, the expected date of hearing or the award made.

     (b) Subject to and not in any way limiting the preceding Section 18(a), each of the parties hereto irrevocably consents and submits to the jurisdiction in any action brought in connection with this Agreement in the United States District Court for the Southern District of New York or for the District of North Carolina, including, but not limited to, any action to enforce an award rendered pursuant to the preceding. Section 18(a). Parent hereby appoints CT Corporation System as their agent for service of process in New York.

CUSIP No. 0005840501                                    Page 46 of 46 Pages

      IN WITNESS WHEREOF, Parent, Sub and each of the Stockholders have caused this Agreement to be signed by their respective officers or other authorized person thereunto duly authorized as of the date first written above.


     MCTH ACQUISITION INC.,a North Carolina
     corporation
            By:
     Name:
     Title:

     MEDCATH HOLDINGS, INC., a Delaware
     corporation
        By:
     Name:
     Date:

     ____________________________________
     Number of Existing Shares:


     ____________________________________
     Number of Existing Shares:


     ____________________________________
     Number of Existing Shares:


     ____________________________________
     Number of Existing Shares: